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September 18, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:    Ms. Christina DiAngelo-Fettig

Mr. David Matthews

Re:                  Centaur Mutual Funds Trust

Registration Statement on Form N-14

File No. 333-273612

Dear Ms. DiAngelo-Fettig and Mr. Matthews:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on August 23, 2023 and September 6, 2023, relating to the registration statement on Form N-14 (the “Registration Statement”) filed on August 2, 2023, relating to the proposed reorganization of Ziegler FAMCO Hedged Equity Fund (the “Acquired Fund”), a series of Trust for Advised Portfolios (“TAP”), into DCM/INNOVA High Equity Income Innovation Fund (the “Acquiring Fund”), a series of Centaur Mutual Funds Trust (“Centaur Trust” or the “Registrant”). The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.” Please see the Registrant’s responses to such comments below, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Accounting Comments

General

1.	Comment: Please confirm that that the pre-effective amendment to the Registration Statement to be filed will contain updated auditor’s consents.

Response: The Registrant confirms that updated auditor’s consents will be filed with the pre-effective amendment to the Registration Statement.

September 18, 2023

QUESTIONS AND ANSWERS RELATING TO THE REORGANIZATION

2.	Comment: The Staff notes the response to the fourth question on page vi (“Why is the Reorganization occurring?”) focuses on economies of scale, which is generally applicable to most reorganizations. If applicable, please provide additional detail regarding the reasons for merging these two funds.

Response: The following has been added after the third sentence of the referenced response:

Before recommending the Reorganization to the TAP Board of Trustees, ZCM considered other strategic options for the Acquired Fund, including its dissolution, which would have resulted in the cessation of an investment strategy that has served the Acquired Fund’s shareholders well and would likely have resulted in the realization of long-term capital gains and the taxation associated with such. As noted below, the principal investment strategies of the Acquired Fund and the Acquiring Fund are similar in all material respects. As such, the Reorganization will allow the Acquired Fund shareholders to continue to be invested in an open-end mutual fund with an investment strategy that is similar in all material respects.

3.	Comment: Please revise the last sentence of the second paragraph of the response to the third question on page viii (“What are the primary differences between the objectives, principal investment strategies and principal risks of the Acquired Fund and the Acquiring Fund?”).

Response: The referenced sentence has been revised as follows:

Both Funds primarily invest in equity securities and under their investment strategies ~~and~~ both Funds are able to engage in options transactions.

4.	Comment: Reference is made to the first paragraph of the response to the first question on page ix (Will the Reorganization result in new or higher fees for shareholders?). Please add disclosure that the pro-forma gross expense ratio for the combined Funds is higher than the gross expense ratio for the Acquired Fund.

Response: The first sentence of the referenced paragraph has been revised as follows:

The Reorganization is expected to result in substantially the same net expense ratio for shareholders of the Acquired Fund, although the advisory fee for the Acquiring Fund is higher than that of the Acquired Fund and, as shown in the Fees and Expenses table on page 13 of the Combined Proxy Statement and Prospectus, the gross expense ratio (before fee reductions and/or expense reimbursements) for shareholders of the Acquired Fund will decrease from 1.46% to 1.38%.

September 18, 2023

5.	Comment: Reference is made to the last sentence of the first paragraph of the response to the first question on page ix (“Will the Reorganization result in new or higher fees for shareholders?”). What is the basis for stating “ . . . it is anticipated that, after the closing of the Reorganization, the Acquiring Fund’s operating expenses will not include AFFEs”? Please disclose supplementally whether there is any current or anticipated repositioning of the Acquired Fund’s portfolio in this regard and, if so, consider adding disclosure regarding such repositioning to the response.

Response: The Registrant supplementally advises that, in response to Comment #13 below, the Fees and Expenses table included in the Registration Statement has been updated. The original Fees and Expense table, which was based on the Acquiring Fund’s financial information for the fiscal year ended October 31, 2022, showed AFFEs of 0.03% for the Acquiring Fund. The updated Fees and Expenses table (provided in Appendix A hereto), which is based on the Acquiring Fund’s financial information for the semi-annual period ended April 30, 2023, shows AFFEs of 0.00% for the Acquiring Fund, which reflects a decrease in underlying funds held by the Acquiring Fund during the semi-annual period ended April 30, 2023. DCM has advised the Registrant that it has modeled a pro forma portfolio for the Acquiring Fund after the closing of the Reorganization. The pro forma portfolio does not include these underlying funds. Very soon after the Reorganization, DCM will transform the Acquiring Fund’s portfolio to reflect the pro forma portfolio. Accordingly, (i) the Pro forma Combined column of the updated Fees and Expenses table provided in Appendix A hereto shows AFFEs of 0.00% and (ii) references throughout the Registration Statement to the fact that “. . . the Acquiring Fund’s operating expenses currently include AFFEs” have been deleted.

6.	Comment: Reference is made to the response to the last question on page ix (“Who will pay for the Reorganization?”). Please disclose if DCM will pay the Reorganization costs whether or not the Reorganization is consummated. In addition, please add a statement that any repositioning costs will be paid by the Funds.

Response: The following has been added to the referenced response:

DCM will pay the costs solely and directly relating to the Reorganization whether or not the Reorganization is consummated. Any costs related to the repositioning of the portfolios of the Acquired Fund or the Acquiring Fund will be paid by the Acquired Fund or the Acquiring Fund, as applicable. Currently, costs (including brokerage and tax) of the Acquired Fund’s portfolio repositioning prior to the Reorganization are expected to be approximately $3,600 and will be borne by the Acquired Fund.

7.	Comment: Reference is made to the response to the first question on page x (“Will the Reorganization result in any U.S. federal income tax liability to me?”).

•	Will there be costs associated with the Acquired Fund’s closing out of put options? Are those costs included in (or in addition to) the approximate $12,500 in portfolio transaction costs noted later in the paragraph?

September 18, 2023

•	The sixth sentence notes that up to $5 million in Acquiring Fund assets may be sold and/or rebalanced following the completion of the Reorganization. Will these sales/rebalances happen because of the Reorganization? Will the assets that are sold/rebalanced be assets of the Acquired Fund or the Acquiring Fund?
•	The penultimate sentence of the referenced response notes that there is not expected to be any material impact to shareholders due to the receipt of capital gains distributions. Please revise this disclosure to include the estimated capital gains as a per share amount and as a total amount.

Response: The Registrant advises as follows:

•	It is anticipated that the total transaction costs associated with closing the put options will be no more than $140. This does not include changes in the value of the contracts, which could be a gain or a loss. Because the put options contracts will be closed at the time of the Reorganization, this expense is not included in the approximately $12,500 in post-Reorganization transaction costs noted later in the paragraph.
•	The potential transactions described are post-Reorganization, and therefore all assets will be part of the Acquiring Fund. In terms of the pre-Reorganization source of the assets, it will be a mix of Acquiring Fund assets and Acquired Fund assets, with the purpose being to bring the two portfolios more closely into alignment with each other.
•	The Registrant does not expect any capital gains distributions. The estimated distribution is $0.00. The penultimate sentence of the referenced response has been revised as follows:

~~For t~~The transactions executed as a result of the Reorganization~~, there is~~ are not expected to ~~be any material impact to shareholders due to the receipt of~~ require any capital gain distributions.

8.	Comment: Reference is made to the response to the fourth question on page x (“What will happen if shareholders do not approve the Reorganization?”). Please disclose other actions (in addition to liquidating) that may be taken with respect to the Acquired Fund if the shareholders do not approve the Reorganization.

Response: The Registrant confirms that ZCM has advised that, given the relatively small size of the Acquired Fund and the lack of prospects for any future meaningful asset growth, ZCM has informed the TAP Board that it will likely recommend the liquidation of the Acquired Fund if the shareholders of the Acquired Fund do not approve the Reorganization. As such, no disclosure has been added to the Registration Statement regarding other actions that may be taken with respect to the Acquired Fund if the shareholders do not approve the Reorganization.

COMBINED PROXY STATEMENT AND PROSPECTUS

Cover (beginning on page xii)

9.	Comment: Please include live hyperlinks to the documents incorporated by reference into the Combined Proxy Statement and Prospectus on page xiii.

September 18, 2023

Response: The Registrant confirms hyperlinks will be included for the referenced documents.

Summary (beginning on page 1)

10.	Comment: Please add disclosure to the first sentence of the sixth bullet point under the fifth paragraph on page 1 to indicate that AFFEs are excluded from the total annual fund operating expenses.

Response: The referenced sentence has been revised as follows:

The total annual fund operating expenses (excluding acquired fund fees and expenses (“AFFEs”)) borne by shareholders are expected to remain the same for a period of at least two years after the closing of the Reorganization.

11.	Comment: The last sentence on page 1 refers to securities transactions conducted in advance of the Reorganization. Please advise whether these transactions are in connection with the Reorganization. If applicable, add disclosure indicating that the transactions are ordinary course.

Response: The Registrant advises that the referenced sentence relates to transactions conducted in the ordinary course of managing the Acquired Fund. As such, the referenced sentence has been revised as follows:

However, any securities transactions conducted in the ordinary course in advance of the Reorganization may generate capital gains for the Acquired Fund based on market prices of the securities sold, which may result in taxable distributions to shareholders of the Acquired Fund prior to or on the date of the Reorganization.

Summary - Board Considerations (beginning on page 2)

12.	Comment: The penultimate paragraph on page 2 states that “…the Reorganization is not expected to change the way the Acquired Fund’s assets are managed in any material respect.” Please confirm this is accurate in light of the closing out of the Acquired Fund’s put options.

Response: The Registrant advises that this disclosure is accurate. Pursuant to the investment strategies of the Acquired Fund, options positions are normally closed out at the end of the month. The closing of the put positions is consistent with the Acquired Fund’s investment strategies.

Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Comparison of Fees and Expenses (beginning on page 13)

13.	Comment: Please update the information provided in the fee table on page 13 so that it reflects “current fees” in accordance with Item 3 of Form N-14.

September 18, 2023

Response: As requested, the fee table on page 13 has been updated so that all data is as of April 30, 2023. The updated fee table is provided in Appendix A hereto.

14.	Comment: Please note that the Acquiring Fund’s expense limitation agreement referenced in footnote 2 to the fee table must be in effect for at least one year from the date of the prospectus.

Response: The Registrant confirms that the referenced expense limitation agreement will be in effect for at least one year from the date of the Combined Proxy Statement and Prospectus.

15.	Comment: Reference is made to the Acquired Fund’s expense limitation agreement referenced in footnote 3 to the fee table. Please supplementally confirm that any previously waived fees or paid expenses subject to recapture pursuant to such agreement will not be carried over to the Acquiring Fund post-Reorganization.

Response: The Registrant supplementally confirms that any previously waived fees or paid expenses subject to recapture pursuant to the Acquired Fund’s expense limitation agreement will not be carried over to the Acquiring Fund post-Reorganization.

16.	Comment: The Staff notes that the last sentence of footnote 4 discloses that it is anticipated that, after the closing of the Reorganization, the Acquiring Fund’s operating expenses will not include AFFEs. If that is the case, consider whether AFFEs should be included in the pro-forma column of the fee table.

Response: The Registrant advises that the Pro forma Combined column of the updated Fees and Expenses provided in Appendix A hereto shows AFFEs of 0.00%.

Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Comparison of Valuation Policies (page 21)

17.	Comment: Reference is made to the last paragraph on page 21. If there are differences in the valuation procedures of the Acquired Fund and the Acquiring Fund, please expand the disclosure to describe those differences.

Response: The Registrant advises that there are no differences in the valuation procedures of Acquired Fund and the Acquiring Fund. The disclosure in the referenced paragraph will be modified as follows to be more definitive:

Based on the portfolio holdings as of the date of this Combined Proxy Statement and Prospectus, ~~it is not anticipated that~~ the valuation of the Acquired Fund’s portfolio securities under the Acquired Fund’s valuation procedures will not be materially different than the valuation of the portfolio securities under the Acquiring Fund’s valuation procedures.

Information about the Reorganization – Portfolio Transitioning (page 24)

September 18, 2023

18.	Comment: Reference is made to the last sentence of the first paragraph under “Portfolio Transitioning” on page 24, which provides that it is not possible to estimate the gain or loss to be recognized in connection with the transition of the Acquired Fund’s portfolio. Please confirm the accuracy of this sentence. In addition, please update the second paragraph of this section in accordance with the updates made in response to Comment # 7 above.

Response: The Registrant confirms the accuracy of referenced sentence. In addition, the Registrant confirms that the disclosure in the second paragraph of the referenced section has been updated to align with updates made in response to Comment #7 above.

STATEMENT OF ADDITIONAL INFORMATION

Supplemental Financial Information (page 1)

19.	Comment: Please add disclosure regarding the repositioning sales to the third paragraph of the “Supplemental Financial Information” section.

Response: The last sentence of the referenced paragraph has been revised as follows:

Notwithstanding the foregoing, (i) the Acquired Fund’s put options will be closed at the time of the Reorganization, (ii) the changes set forth in the “Portfolio Transitioning” section of the Combined Proxy Statement and Prospectus may be made and (iii) other changes may also be made to the Acquired Fund’s portfolio in advance of the Reorganization and/or to the Acquiring Fund’s investment portfolio following the Reorganization.

Legal Comments

20.	Comment: Prior to filing an amendment to the Registration Statement, please file a written response to the Staff’s comments as correspondence on EDGAR and provide the Staff with a courtesy copy via email of the correspondence including redlines of the Registration Statement’s changed pages. In addition, please apply comments to one section of the Registration Statement to other sections where applicable.

Response: The Registrant acknowledges the Staff’s request and comment.

QUESTIONS AND ANSWERS RELATING TO THE REORGANIZATION

21.	Comment: Reference is made to the response to the third question on page viii (“What are the primary differences between the objectives, principal investment strategies and principal risks of the Acquired Fund and the Acquiring Fund?”). Revise the response to more clearly identify and discuss the primary differences between the Acquired Fund and the Acquiring Fund. The revised disclosure should highlight the material differences and explain the implications of such differences.

September 18, 2023

Response: The referenced response has been revised as set forth in Appendix B hereto. In addition, similar updates will be made to the corresponding disclosure in the second paragraph under the “Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Principal Investment Strategies” section beginning on page 5.

22.	Comment: Reference is made to the response to the last question on page ix (“Who will pay for the Reorganization?”). Please add disclosure to address the amount contemplated for portfolio repositioning of the Acquired Fund prior to the Reorganization, the estimated cost such as tax and brokerage costs and who will bear these costs.

Response: As noted in the response to Comment #6 above, the following has been added to the referenced response:

DCM will pay the costs solely and directly relating to the Reorganization whether or not the Reorganization is consummated. Any costs related to the repositioning of the portfolios of the Acquired Fund or the Acquiring Fund will be paid by the Acquired Fund or the Acquiring Fund, as applicable. Currently, costs (including brokerage and tax) of the Acquired Fund’s portfolio repositioning prior to the Reorganization are expected to be approximately $3,600 and will be borne by the Acquired Fund.

COMBINED PROXY STATEMENT AND PROSPECTUS

Summary - Background and Reasons for the Reorganization (beginning on page 2)

23.	Comment: In supplemental correspondence, please describe:
(1)	What alternatives other than the merger and reorganization were considered by the Acquired Fund’s board but not pursued;
(2)	Details of any other business conditions or legal issues that prompted ZCM to recommend a reorganization or the TAP Board to consider it; and
(3)	Any agreement or understanding between DCM, ZCM or USCA that are not reflected in the advisory agreements or other exhibits filed with the N-14.

Consider including in the N-14 disclosure any material details described in the response to this comment.

Response: The Registrant supplementally advises the Staff:

(1)	The TAP Board did not consider any alternatives with respect to the Acquired Fund. ZCM has advised that it considered recommending to the TAP Board that the Acquired Fund be liquidated, but did not put forth that course of action for consideration. ZCM did inform the TAP Board that, if Acquired Fund shareholders did not approve the Reorganization, ZCM would likely recommend that the Acquired Fund be liquidated.

September 18, 2023

(2)	ZCM has advised that there are no other business conditions or legal issues that prompted ZCM to recommend the Reorganization to the TAP Board.
(3)	There is no agreement or understanding between DCM, ZCM or USCA that is not reflected in the advisory agreements or other exhibits filed with the Registration Statement. The Registrant notes that, as disclosed in several places throughout the Registration Statement, it is anticipated that DCM, Centaur Trust and USCA will enter into a sub-advisory agreement which will be subject to, and effective upon, the approval of the post-Reorganization shareholders of the Acquiring Fund.

24.	Comment: Reference is made to the first sentence of the Background and Reasons for the Reorganization. Please include in this disclosure an explanation of why there exists a “potential attrition of Acquiring Fund assets after the Closing of the Reorganization.”

Response: The Registrant has revised the referenced language as follows:

The TAP Board believes that greater economies of scale and efficiencies may be attained by combining the assets of the Funds, although the TAP Board took into account that the benefits of any expected economies of scale may be diminished due to the relatively small size of the Acquiring Fund as compared to the Acquired Fund ~~and potential attrition of Acquiring Fund assets after the closing of the Reorganization~~.

25.	Comment: The Staff notes that post-Reorganization Acquired Fund shareholders will be subject to a higher management fee and no reduction in overall expense ratio for at least two years following the Reorganization and potentially higher overall expenses thereafter. Please revise the disclosure to explain in more detail, in addition to economies of scale and continuity of management, the rational for the TAP Board concluding that the Reorganization is in the best interest of the Acquired Fund shareholders.

Response: In addition to potential economies of scale and continuity of management, the Reorganization is in the best interest of the Acquired Fund shareholders because absent the Reorganization, ZCM would likely recommend that the Acquired Fund be liquidated, which would deprive Acquired Fund shareholders of an opportunity to decide (i.e., vote) on whether to continue their investment, and could result in taxable gains for shareholders.

The following has been added as a third paragraph under “BACKGROUND AND REASONS FOR THE REORGANIZATION” on page 2 of the Combined Proxy Statement and Prospectus:

In determining that the Reorganization is in the best interest of the Acquired Fund shareholders, the TAP Board also considered that, absent the Reorganization, ZCM would likely recommend that the Acquired Fund be liquidated, which would deprive Acquired Fund shareholders of an opportunity to decide (i.e., vote) on whether to continue their investment, and could result in taxable gains for shareholders of the Acquired Fund.

September 18, 2023

In addition, the following has been added after the tenth bullet point following the sixth paragraph under “BOARD CONSIDERATIONS” on page 3 of the Combined Proxy Statement and Prospectus:

•	that ZCM informed the TAP Board that, absent the Reorganization, it would likely recommend that the Acquired Fund be liquidated, which would deprive Acquired Fund shareholders of an opportunity to decide (i.e., vote) on whether to continue their investment, and could result in taxable gains for shareholders of the Acquired Fund;

Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Principal Investment Strategies (beginning on page 5)

26.	Comment: In support of the conclusion that the strategies are similar in all material respects, please provide further analysis in the disclosure explaining how the variations in performance and volatility of the Acquired Fund and Acquiring Fund strategies over the past one-year, five-year, ten-year and since inception periods are not indicative of material strategy differences. Also, describe which of the cited primary strategy differences may have primarily attributed to such performance variations.

Response: The two Funds—the Acquired Fund and the Acquiring Fund—have strategies that are similar in all material respects. As is the case with so many funds in the industry with materially similar strategies, the portfolio management execution of these strategies can and does vary widely, creating variations in performance and volatility. DCM and ZCM have advised the Registrant that, in their view, the variances between the Funds in both performance and volatility metrics over the past one-year, five-year, and since inception periods are primarily attributable to portfolio management execution. Additionally, while the Funds’ strategies do differ in the Acquired Fund’s inclusion of Put/Spread strategy and in turn its history of executing Put Spreads during the last two-and-a-half years of its seven year history using a small percentage of its assets, the effect of the Put Spreads was not a material contributor to the variance of performance and volatility between the two Funds over all the referenced time periods (including the one-year and three-year periods when Put Spreads were utilized). Prior to December 2020, Put Spreads were not utilized by the Acquired Fund.

The following has been added after the second paragraph under the “Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Principal Investment Strategies” section on page 5:

While the principal investment strategies of the Funds are similar in all material respects, as shown in the “Comparison of the Acquired Fund and the Acquiring Fund - Comparison of Performance” section below, there are variances between the Funds in both performance and volatility metrics over the past one-year and five-year periods. As is the case with so many funds in the industry with materially similar strategies, the portfolio management execution of these strategies can and does vary widely, creating variations in performance and volatility. As noted above, unlike the Acquired Fund, the Acquiring Fund’s

September 18, 2023

strategy does not currently utilize a “Put/Spread” strategy and is not expected to utilize such a strategy after the closing of the Reorganization. The effect of the Acquired Fund’s “Put/Spread” strategy was not a material contributor to the variance of performance and volatility metrics between the two Funds.

Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Comparison of Fees and Expenses (beginning on page 13)

27.	Comment: State up front in clear and prominent disclosure the fact that the Acquiring Fund charges a higher management fee and disclose the amount by which the management fee is increasing.

Response: The following has been added as the first paragraph under “Fees and Expenses of the Funds” on page 13:

The annual investment advisory fee rate charged to the Acquiring Fund by its adviser is 0.15% higher than the rate charged to the Acquired Fund by its adviser. After the Reorganization is closed, the Acquired Fund shareholders will be part of the Acquiring Fund and therefore subject to the higher annual investment advisory fee rate, however, as set forth in footnote 4 to the below expense table below, DCM has entered into an amended expense limitation agreement which provides that, for a period of at least two years after the Reorganization, the total annual operating expenses for the shares of the Acquiring Fund will be limited to the same expense limit (0.70% of average daily net assets) as the expense limit in place for the Institutional Class shares of the Acquired Fund.

28.	Comment: Reference is made to the Acquired Fund’s expense limitation agreement referenced in footnote 3 to the fee table. Please confirm whether any rights of recoupment by ZCM prior to the Reorganization will be carried over post-Reorganization. If so, disclose the right ZCM may have and the party responsible for paying.

Response: The Registrant supplementally confirms that any previously waived fees or paid expenses subject to recapture pursuant to the Acquired Fund’s expense limitation agreement will not be carried over post-Reorganization and ZCM will have no rights to recoupment to such previously waived fees or paid expenses against any party after the Reorganization closes.

We trust that the foregoing is responsive to your comments. Please feel free to contact Margaret Murphy at (212) 885-5205 or the undersigned at (212) 885-5239 if you have any further questions, comments or informational requests relating to this matter.

Sincerely yours,

September 18, 2023

/s/ Thomas R. Westle

Thomas R. Westle

APPENDIX A

Comparison of Fees and Expenses

Fees and Expenses of the Funds

The annual investment advisory fee rate charged to the Acquiring Fund by its adviser is 0.15% higher than the rate charged to the Acquired Fund by its adviser. After the Reorganization is closed, the Acquired Fund shareholders will be part of the Acquiring Fund and therefore subject to the higher annual investment advisory fee rate, however, as set forth in footnote 4 to the below expense table below, DCM has entered into an amended expense limitation agreement which provides that, for a period of at least two years after the Reorganization, the total annual operating expenses for the shares of the Acquiring Fund will be limited to the same expense limit (0.70% of average daily net assets) as the expense limit in place for the Institutional Class shares of the Acquired Fund.

Below is a comparison of the fees and expenses of the Funds before and after the Reorganization. The fees and expenses in the tables appearing below are based on the expenses of the Funds as of April 30, 2023. The table also show the pro forma expenses of the Acquiring Fund after giving effect to the Reorganization, based on pro forma net assets as of April 30, 2023.

Shareholders of the Funds pay various fees and expenses, either directly or indirectly. The tables below show the fees and expenses that you would pay if you were to buy, hold or sell shares of each Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. It is important to note that following the Reorganization, shareholders of the Acquired Fund will be subject to the actual fee and expense structures of the Acquiring Fund, which may not be the same as the pro forma combined fees and expenses. Future fees and expenses may be greater or lesser than those indicated below. Pro forma numbers are estimated in good faith and are hypothetical.

The Acquired Fund offers Investor Class and Institutional Class shares, however as of the date of this Combined Proxy Statement and Prospectus, only Institutional Class shares of the Acquired Fund are outstanding and it is not anticipated that shares of the Investor Class shares will be outstanding at the time of the Reorganization. The Acquiring Fund does not offer separate classes of shares. If Acquired Fund shareholders approve the Reorganization, they will receive shares of the Acquiring Fund.

	Ziegler FAMCO Hedged Equity Fund Acquired Fund (Current, Institutional Class)	DCM/INNOVA High Equity Income Innovation Fund Acquiring Fund (Current)	DCM/INNOVA High Equity Income Innovation Fund Acquiring Fund (Pro Forma Combined)
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management Fees	0.60%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	None	None
Other Expenses	0.86%	2.95%	0.63%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%[5]
Total Annual Fund Operating Expenses[1]	1.46%	3.70%	1.38%
Fee Reductions and/or Expense Reimbursements [2,3,4]	(0.76%)	(2.20%)	(0.68%)

Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements [2,3,4]	0.70%	1.50%	0.70%

1 “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements” for the Acquiring Fund will not correlate to the ratios of expenses to the average net assets in the Acquiring Fund’s Financial Highlights, which reflect the operating expenses of the Acquiring Fund and do not include Acquired Fund Fees and Expenses (“AFFEs”).

2 DCM entered into an Expense Limitation Agreement with the Acquiring Fund (the ”Expense Limitation Agreement”) under which it has contractually agreed to reduce the amount of the investment advisory fees to be paid to DCM by the Acquiring Fund and to assume other expenses of the Acquiring Fund, if necessary, in an amount that limits the Acquiring Fund’s annual operating expenses (exclusive of interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Acquiring Fund’s business, dividend expense on securities sold short, AFFEs, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) to not more than 1.50% of the average daily net assets of the Acquiring Fund for the period ending [●], 2024. The Expense Limitation Agreement may not be terminated prior to that date without the approval of the Centaur Trust Board.

3 Pursuant to a contractual fee waiver and reimbursement agreement, ZCM has contractually agreed to waive a portion or all of its management fees and pay Acquired Fund expenses (excluding AFFEs, taxes, interest expense, dividends on securities sold short, and extraordinary expenses) in order to limit the total annual fund operating expenses to 0.70% of average daily net assets of the Institutional Class shares and 0.95% of the average daily net assets of the Investor Class shares (the “Expense Caps”). The Expense Caps will remain in effect through at least January 31, 2024 and may be terminated only by the TAP Board of Trustees. ZCM may request recoupment of previously waived fees and paid expenses from the Acquired Fund for three years from the date they were waived or paid, provided that such recoupment does not cause the Acquired Fund’s expense ratio (after the recoupment is taken into account) to exceed the lower of (1) the Expense Caps in place at the time such amounts were waived or paid and (2) the Acquired Fund’s Expense Caps at the time of recoupment.

4 DCM has entered into an amended expense limitation agreement with the Acquiring Fund to be effective upon the closing of the Reorganization (the “Post-Reorganization Expense Limitation Agreement”) under which it has contractually agreed to reduce the amount of the investment advisory fees to be paid to DCM by the Acquiring Fund and to assume other expenses of the Acquiring Fund, if necessary, in an amount that limits the Acquiring Fund’s annual operating expenses (exclusive of interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Acquiring Fund’s business, dividend expense on securities sold short, AFFEs, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) to not more than 0.70% of the average daily net assets of the Acquiring Fund for the two-year period commencing on the closing date of the Reorganization. The Post-Reorganization Expense Limitation Agreement may not be terminated prior to the end of such two-year period without the approval of the Centaur Trust Board.

5 It is anticipated that after the closing of the Reorganization, the Acquiring Fund’s operating expenses will not include AFFEs.

Example

The Example is intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem or hold all of your shares, as indicated below, at the end of those periods. The Example also assumes that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same. The example reflects the contractual fee waiver and/or expense reimbursement arrangement only for the term of the contractual fee waiver and/or expense reimbursement arrangement. Although your actual costs may be higher or lower, based on these assumptions your expenses would be:

Fund	Share Class	1 Year	3 Years	5 Years	10 Years
Acquired Fund	Institutional	$91	$406	$743	$1,697
Acquiring Fund	N/A	$153	$874	$1,675	$3,769
Acquiring Fund Pro Forma Combined	N/A	$72	$299	$621	$1,535

APPENDIX B

Q. What are the primary differences between the objectives, principal investment strategies and principal risks of the Acquired Fund and the Acquiring Fund?

 A. The investment objectives of the Funds are similar in all material respects: the investment objective of the Acquiring Fund is maximum total return through a combination or capital appreciation and current income; the investment objective of the Acquired Fund is growth of capital and income.

Each Fund seeks to achieve its investment objective by using its principal investment strategies which are similar in all material respects. The Funds’ principal investment strategies are described in more detail in the “Comparison of the Acquired Fund and the Acquiring Fund” section below. After the Reorganization, the combined Fund will follow the principal investment strategies of the Acquiring Fund. Both Funds primarily invest in equity securities and under their investment strategies ~~and~~ both Funds are able to engage in options transactions.

The primary differences between the Funds’ principal investment strategies are ~~as follows:~~ discussed below.

(i)	~~t~~The Acquired Fund primarily invests in common stocks of large-cap companies while the Acquiring Fund ~~[~~primarily~~]~~ invests in companies of any market capitalization~~;~~. What this means is that the Acquiring Fund has a wider opportunity set of equities for selection. Adding mid-cap and small-cap equities to the portfolio has the potential to generate higher overall returns during periods when mid-cap and small-cap equities are outperforming large-cap equities. Likewise, during periods of underperforming large-caps, these additions have the potential to be a drag on investor returns versus a fund like the Acquired Fund that primarily invests in large-cap equities. And even though a multi- cap portfolio is more diversified than a large-cap equity portfolio and there are benefits to diversification, mid-cap and small-cap equities are historically more volatile than large-caps. To that, the Acquiring Fund could experience greater volatility than the Acquired Fund if it adds significant exposure to mid-cap and small-cap equities.
(ii)	~~t~~The Acquired Fund may invest in exchange-traded funds (“ETFs”) as a part of its principal investment strategy, while the Acquiring Fund’s principal investment strategy does not specifically address these investments~~;~~. What this means is the Acquired Fund can invest in ETFs and has specifically listed such investments in the principal investment strategies section of its prospectus. Although the Acquiring Fund can invest in ETFs, it has not specifically listed such investments in the principal investment strategies section of its prospectus and, therefore cannot have a significant weighting of the Acquiring Fund’s assets in ETFs. ETFs offer the ability to gain access to markets and sectors easily and efficiently. They provide diversification and usually remove single stock or issue risk. They also come with additional management fees and expenses, as well as trading and liquidity risks (such as the spread between the bid and ask price and daily volume). These and other risks of ETFs are outlined below in the section of the Combined Proxy Statement and Prospectus entitled “Comparison of the Acquired Fund and the Acquiring Fund - Principal Investment Risks”.
(iii)	~~t~~The Acquiring Fund may invest in securities issued by publicly traded master limited partnerships (“MLPs”) or royalty trusts, as well as preferred stocks, convertible preferred stocks, and warrants, while the Acquired Fund’s principal investment strategy does not specifically address these investments~~;~~. What this means is, similar to clause (ii) above, while both Funds can invest in the particular instruments (MLPs, preferred stocks, convertible preferred stocks and warrants), the Acquiring Fund has specifically included those investments in the principal investment strategies section of its prospectus and can invest significant amounts of the Acquiring Fund’s capital in such investments, whereas the Acquired Fund cannot. MLPs, preferred stocks and convertible preferred stocks widen the opportunity for the Acquiring Fund to generate more income for shareholders. These securities also diversify the source of income for the Acquiring Fund, thereby making the Acquiring Fund not beholden to only one or two sources of securities for income; and those one or two sources may be struggling from time to time.

(iv)	~~t~~The Acquiring Fund may engage in regional rotation trading (as described below), while the Acquired Fund’s principal investment strategy does not specifically address this method of investing~~;~~, and thus cannot invest significantly in such a strategy. What this means is that the Acquiring Fund can engage significantly in regional trading strategies while the Acquired Fund has not specifically articulated engaging in those strategies and cannot participate in such to any significant degree. Regional trading strategies typically invest in a particular region (Europe, South America, Asia, etc.), trying to capture upcoming dividend income payments from equities in those regions. While additional income for shareholders is attractive, this type of trading strategy comes with the potential of generating higher trading costs and short-term losses and gains. Additionally, capturing dividend payments over a short holding period could create less tax efficient income distributions for fund shareholders.
(v)	~~t~~The Acquiring Fund may invest in foreign and emerging markets while the Acquired Fund’s principal investment strategy does not specifically address these investments. What this means is that the Acquiring Fund can invest significantly in foreign and emerging markets whereas the Acquired Fund cannot. The Acquiring Fund thus has a wider opportunity set of equities for selection. Foreign and emerging markets equities have the potential to generate greater returns than domestic securities, however they also come with substantial risks, including risks associated with unavailable or insufficient financial disclosure, currency risk and government instability risk.

In addition, the Acquired Fund currently purchases and sells exchange traded put options, employing an option overlay known as a “Put/Spread” strategy. The Acquiring Fund’s strategy does not currently utilize a “Put/Spread” strategy and is not expected to utilize such a strategy after the closing of the Reorganization.

The Funds have many similar principal risks, such as Market Risk, Management Style Risk, Large-Capitalization Company Risk, Derivatives Instruments Risk (Options Risk) and Risks from Writing Call Options. However, there are several risks disclosed in the Acquiring Fund’s prospectus that are not specifically addressed in the Acquired Fund’s prospectus. These risks include: Sector Focus Risk, Small-Cap and Mid-Cap Company Risk, Foreign Securities Risk, Valuation Risks for Non-Exchange Traded Options, MLP Risks, Royalty Trust Risks, Value Investing Risk, Risks Related to Other Equity Securities and Risks Related to Portfolio Turnover. Likewise, there are certain risks disclosed in the Acquired Fund’s prospectus that are not specifically addressed in the Acquiring Fund’s prospectus. These risks include: Equity Risk, Written Index Put Options Risk, ETF and Mutual Fund Risk and Tax Risk. In some cases, these differences are the result of similar risks being disclosed under different headings by each Fund. In other cases, these differences relate to the views of the respective advisers of the Acquired Fund and the Acquiring Fund as to what they consider to be principal investment risks of their respective Fund. Please refer to the section in the Combined Proxy Statement and Prospectus entitled “Comparison of the Acquired Fund and the Acquiring Fund - Principal Investment Risks” for more a more detailed description of each Fund’s principal investment risks.